# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESG Inc., CIK 0001883835
CUSIP: 72754U100
Title of class of securities: Common
Address of issuer's principal executive offices: 1350 ROSE GLEN RD, GLADWYNE, Pennsylvania (PA), 19035
Date of event which requires filing of this statement: 12/05/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002047621

## Reporting persons
- DCG CHINA Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 21,632,800; shared voting power 0; sole dispositive power 21,632,800; shared dispositive power 0; aggregate amount beneficially owned 0 (84% of the class)

## Item 1. Issuer
Name of issuer: ESG Inc.
Address of issuer's principal executive offices: 523 School House Rd, Kennett Square, PA 19348

## Item 2. Person Filing
Name of person filing: DCG CHINA Ltd.
Address of principal business office or, if none, residence:
Unit D18, 3/F, Wong King Industrial Building
NO 2-4 Tai Yay Street
Kowloon, Hong Kong
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,632,800
Percent of class: 84
Sole power to vote or to direct the vote: 21,632,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,632,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DCG CHINA Ltd.: /s/ Zhi Yang, Director (12/17/2024)